EXHIBIT 13.16

HUDSON VALLEY BANK

2011 Senior Officer Incentive Program

Objectives

Hudson Valley Bank is seeking to achieve the following objectives through its incentive compensation program:

•	Motivate and reward superior performance

•	Provide market competitive compensation

•	Encourage long-term retention of our high performers

•	Create a meaningful ownership stake among key employees

•	Ensure rewards do not motivate inappropriate risk taking

•	Align management’s incentives with the long-term interests of shareholders

•	Align incentives with Hudson Valley’s profitability

Performance Period

Incentive awards will be made based on calendar year performance and in line with specific business goals and objectives set for the year (i.e. January 1, 2011 – December 31, 2011).

Eligibility

First VP and above (e.g., key executive officers, officers, relationship managers and branch managers) will be eligible to participate in the incentive program with overall performance evaluations of Above Standard or Outstanding. Participants are defined by management and approved by the Compensation Committee.

Participants must be hired by September 30th of the performance period to be eligible for an award for that year. Participants with less than a year’s service will receive prorated awards based on length of service.

Participants who terminate employment during the Plan year (other than the case of death, disability or retirement or as the Committee may otherwise determine in its sole discretion), will not be eligible to receive an award.

Components

The Program consists of two Plan awards: 1) an annual cash award and 2) an equity grant with longer term vesting. Although participants are eligible to receive both components, awards will be determined based on an assessment of Company, Department and Individual performance and all awards are subject to the discretion of the Compensation Committee.

Program Gate/Trigger

In order for the Plans to “activate” awards, Hudson Valley must achieve a predetermined threshold level of net income/earnings. This is the minimal level of earnings needed for awards to be granted under the Plan. However, the Committee reserves the discretion to make awards outside the plan on a discretionary basis, as may be required to reward certain, select high performing employees.

Funding

Once threshold earnings are achieved, the funding for incentive awards will increase incrementally. The funding will be accrued at target budget ($2.8 million) if target earnings are achieved. The funding can increase to 150% of target budget (or $4.2 million) if earnings increase substantially.

Funding (continued)

Below is an illustration for varying the incentive budget to align with overall Bank earnings/profitability:

	Threshold	Target	Stretch
Performance (earnings)	75% of target	100% of target	120% of target
Incentive Budget	$1.4 million	$2.8 million	$4.2 million
Budget Percentage	50%	100%	150%

Once earnings and incentive pool funding are determined, actual awards will be paid based on each participant’s performance achievement relative to goals (combination of Company, Department and/or Individual).

Total Incentive Opportunity (Target Award as % of base salary)

Attached is your individual incentive award opportunity.

SHORT-TERM (CASH) INCENTIVE

Performance Measures

Awards will be based on a combination of Bank, Department and/or Individual performance. Each year, the Committee will approve performance goals for each Executive Group participant that support Hudson Valley’s strategic and business plans, the CEO shall approve all other participant’s goals.

Goals may reflect a combination of Bank, Department and/or Individual performance as appropriate for each role (weights and measures to be determined). The key is to ensure awards are aligned with overall contribution to the Bank’s success.

Each participant should have a “performance scorecard” or summary of the performance expectations for the year.

To receive an award, a participant must receive an overall performance evaluation of Above Standard or Outstanding, irrespective of attainment of Company and Individual Goals.

Below is summary of goal categories for each participant tier by management. Specific goals and weights are determined specifically for each participant. Attached are your individual goals and their weights.

Tier	Performance Categories

Executives	Net Income Regulatory Compliance, including CAMELS ratings Performance Relative to Peers (e.g. ROA and EPS)

RM	Portfolio Profitability Asset Quality Portfolio Management - Loan - Deposit - Fee

Dept. Mgr.	Efficiency Review Rating of Dept. Operation New products/programs

Branch Mgr.	Deposit Growth General Management Loan Referrals Fee Income

Award Determination

At the end of each performance year, the incentive funding and individual awards will be recommended by management and approved by the Compensation Committee. The funding pool will be determined and each participant’s incentive opportunity will be adjusted accordingly. Once adjusted incentive opportunities are known, the actual payout will be determined based on performance relative to each participant’s goals (e.g. a guideline is to vary awards from 50% - 150% of the adjusted target) and an overall performance rating of Above Standard or Outstanding. Given the focus on a defined pool, the total of all payouts cannot exceed the funded pool (i.e. participants receiving 150% awards need to be offset by participants receiving 50% in a zero sum allocation).

For example, assume an executive with 30% of base salary incentive opportunity and threshold earnings are achieved.

1)	Funding Multiplier = $1.25M/$2.5M = 0.5.

2)	Incentive Opportunity Adjustment = 30% x 0.5 = 15%. This is the adjusted/funded incentive opportunity.

3)	Actual awards to this participant will be made based on performance goals and discretion of the Compensation Committee. The combination of all awards cannot exceed the total pool (in this case $1.25 million). Individual awards can vary from 50% - 150% of their adjusted target award, but the total of awards must still be within the pool).

LONG-TERM INCENTIVE (STOCK AWARDS)

Equity awards to participants in the 2011 incentive plan will be determined in the first quarter of 2012 based upon an assessment of both company and individual performance. Awards are subject to the same funding pool approach described earlier and overall performance rating. Actual grants will be made at the discretion of the Compensation Committee.

Grants will be made in the first quarter of 2012 after performance results are known and overall performance evaluation is completed. Equity awards should consider how well Hudson Valley Bank performed in 2011 relative to target performance, industry performance and individual performance.

The equity awards will be vested over a four year period (25% upon grant, 25% each year thereafter for three years).

Clawback

In the event the Bank is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, as a result of misconduct (as determined by the members of the Board of Directors who are considered “independent” for purposes of the listing standards of the NASDAQ) each of the Company’s “participants” of the incentive program shall reimburse Bank for part or the entire incentive award made to such participants on the basis of having met or exceeded specific goals for performance periods. For purposes of this policy, (i) the term “incentive awards” means awards under the Company’s 2011 Incentive Program, the amount of which is determined in whole or in part upon specific performance goals relating to the financial results of the Company; and (ii) the term “participants” means key executive officers, officers, relationship managers and branch managers who are eligible to participate in the Company’s 2011 Incentive Program.

Ownership Guidelines

The incentive plan supports our belief that every participant should be an equity holder in the company to demonstrate commitment and alignment with shareholder interests. Newly hired participants would have 5 years to achieve the minimum requirements. There are 3 categories of required ownership levels for participants:

i. CEO & CFO:	2.5x annual salary value in stock ownership
ii. EVPs:	1.0x annual salary value in stock ownership
iii. All others:	$25,000 value in stock ownership

Ownership is defined as shares owned.

Examples; Below are illustrations of how this program might work.

Example 1 - A high performer RM; Bank achieves threshold earnings

Base Salary	Total Opportunity	Cash Incentive Opportunity	Equity Award Opportunity
$150,000	45%	25%	20%
	$67,500	$37,500	$30,000

1)	Cash Incentive Funding Multiplier = $1.25M/$2.5M = 0.5.

2)	Cash Incentive Adjusted Opportunity = 25% x 0.5 = 12.5%; range potential 6.25% - 18.75% (50% - 150%). This is the adjusted/funded incentive opportunity.

3)	Cash Incentive Actual Award = 12.5% x 150% x $150,000 = $28,125 (payout at max)

4)	Equity Incentive Adjusted Opportunity = 20% x 0.5 = 10%; range potential 5% - 15% (50% - 150%).

5)	Equity Incentive Actual Award; granted at max (150% of adjusted opportunity) to recognize star performer; award $22,500 worth of restricted stock grants.

6)	As a result, the RM received total incentives worth $50,625 which is below the target of $67,500 but reflects Company achieving threshold performance.

Example 2 - A lower performer EVP; Bank achieves between target and stretch earnings

Base Salary	Total Opportunity	Cash Incentive Opportunity	Equity Award Opportunity
$250,000	70%	35%	35%
	$175,000	$87,500	$87,500

1)	Cash Incentive Funding Multiplier = $3.5M/$2.5M = 1.4.

2)	Cash Incentive Opportunity Adjustment = 35% x 1.4 = 49%; range potential 24.5% - 73.5%. This is the adjusted/funded incentive opportunity.

3)	Cash Incentive Actual Award = 49% x 50% x $250,000 = $61,250 (for achieving threshold individual performance)

4)	Equity Incentive Adjusted Opportunity = 35% x 1.4 = 49%; range potential 24.5% - 73.5% (50% - 150%).

5)	Equity Incentive Actual Award; due to lower level performance, award $61,250 worth of restricted stock grants (i.e. threshold grant of 50% of adjusted target).

6)	As a result, the EVP’s actual award is $122,500 compared to target of $175,000.